UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Niu Technologies

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

65481N 100 **

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 65481N 100 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market under the symbol “NIU.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Niu Holding Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12,627,020
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12,627,020
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,627,020
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.5%. *The voting power of the shares beneficially owned represent 24.4% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 149,416,898 outstanding ordinary shares (being the sum of 130,174,878 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Name of Reporting Person LUCK GENIE HOLDINGS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,627,020
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,627,020
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,627,020
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%. *The voting power of the shares beneficially owned represent 20.5% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 149,416,898 outstanding ordinary shares (being the sum of 130,174,878 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Name of Reporting Person Legend Champ Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,627,020
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,627,020
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,627,020
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%. *The voting power of the shares beneficially owned represent 20.5% of the total outstanding voting power.
12	Type of Reporting Person CO

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 149,416,898 outstanding ordinary shares (being the sum of 130,174,878 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Name of Reporting Person Token Who Cares Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,627,020
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,627,020
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,627,020
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%. *The voting power of the shares beneficially owned represent 20.5% of the total outstanding voting power.
12	Type of Reporting Person OO

1	Name of Reporting Person Token Yilin Hu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,627,020
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,627,020
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,627,020
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.1%. *The voting power of the shares beneficially owned represent 20.5% of the total outstanding voting power.
12	Type of Reporting Person IN

* The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 149,416,898 outstanding ordinary shares (being the sum of 130,174,878 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to four votes per share on all matters submitted to them for a vote.

Item 1(a).	Name of Issuer: Niu Technologies (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 10 Wangjing Street, Building A, 11/F , Chaoyang District, Beijing 100102, People’s Republic of China

Item 2(a).	Name of Person Filing: Niu Holding Inc. LUCK GENIE HOLDINGS LIMITED Legend Champ Investment Limited Token Who Cares Trust Token Yilin Hu (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Niu Holding Inc.

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110

LUCK GENIE HOLDINGS LIMITED

Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG 1110

Legend Champ Investment Limited

Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG 1110

Token Who Cares Trust

ARK Trust (Hong Kong) Limited as trustee

34/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Token Yilin Hu

c/o No. 10 Wangjing Street, Building A, 11/F Chaoyang District, Beijing 100102, People’s Republic of China

Item 2(c)

Citizenship:
Niu Holding Inc. — British Virgin Islands

LUCK GENIE HOLDINGS LIMITED — British Virgin Islands

Legend Champ Investment Limited — British Virgin Islands

Token Who Cares Trust — Hong Kong

Token Yilin Hu — People’s Republic of China

Item 2(d).

Title of Class of Securities:
Ordinary shares, $0.0001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
65481N 100

This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of Issuer by each of the Reporting Persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Niu Holding Inc.	12,627,020	8.5%	12,627,020	0	12,627,020	0
LUCK GENIE HOLDINGS LIMITED	10,627,020	7.1%	10,627,020	0	10,627,020	0
Legend Champ Investment Limited	10,627,020	7.1%	10,627,020	0	10,627,020	0
Token Who Cares Trust	10,627,020	7.1%	10,627,020	0	10,627,020	0
Token Yilin Hu	10,627,020	7.1%	10,627,020	0	10,627,020	0

As of December 31, 2019, Niu Holding Inc., a BVI business company, held 12,627,020 Class B ordinary shares of the Issuer. Niu Holding Inc. is 84.2% owned by LUCK GENIE HOLDINGS LIMITED, a BVI business company, and 15.8% owned by WEALTH ERUPT HOLDINGS LIMITED, a BVI business company. LUCK GENIE HOLDINGS LIMITED is wholly owned by Legend Champ Investment Limited, a BVI business company. Legend Champ Investment Limited is wholly owned by Token Who Cares Trust. The settlor and beneficiary of Token Who Cares Trust is Mr. Token Yilin Hu, a director and vice president of the Issuer. WEALTH ERUPT HOLDINGS LIMITED is beneficially owned by Mr. Carl Chuankai Liu, a vice president of the Issuer. According to the arrangement between two shareholders of Niu Holding Inc., Mr. Token Yilin Hu beneficially owned 10,627,020 Class B ordinary shares out of the 12,627,020 ordinary shares held by Niu Holding Inc., and Mr. Carl Chuankai Liu beneficially owned the remaining Class B ordinary shares out of those held by Niu Holding Inc.

The percentage of class of securities beneficially owned by each of the Reporting Persons as of December 31, 2019 is based on a total of 149,416,898 outstanding ordinary shares (being the sum of 130,174,878 Class A ordinary shares and 19,242,020 Class B ordinary shares) of the Issuer outstanding  as a single class as of December 31, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2020

NIU HOLDING INC.

By:	/s/ Token Yilin Hu
Name:	Token Yilin Hu
Title:	Director

LUCK GENIE HOLDINGS LIMITED

By:	/s/ Token Yilin Hu
Name:	Token Yilin Hu
Title:	Director

LEGEND CHAMP INVESTMENT LIMITED
By:	/s/ LIU Yan /s/ WANG, Jing Jenny
Name:	LIU Yan & WANG, Jing Jenny
Title:	Authorized Signatories
For and on behalf of
Helm Management Limited
Director

TOKEN WHO CARES TRUST
By:	/s/ LIU Yan /s/ WANG, Jing Jenny
Name:	LIU Yan & WANG, Jing Jenny
Title:	Authorized Signatories
For and on behalf of
ARK Trust (Hong Kong) Limited
Trustee

TOKEN YILIN HU

/s/ Token Yilin Hu